Exhibit 99.1

TeliaSonera restructures to capture future growth

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 15, 2006—TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) will as of January 1, 2007, introduce a new organization comprising of four business areas. The format will capture the strong growth within mobility and broadband services as well as managed services for enterprises and in addition the high growth in the Eastern markets. The new organization is aimed at improving business focus and reducing complexity in order to boost profitable growth and increase speed of implementation.

Since the merger in 2002, TeliaSonera has developed into one of the more profitable and financially strong operators in Europe. At the same time, these markets have been transformed through extensive migration from conventional fixed services to mobile and internet based services and through the entrance of systems integrators into a traditional telecoms arena. The strong growth areas are mobility and broadband services as well as management of enterprise telecom and IT solutions, which all utilize new IP based and converging services. This development requires swift and agile execution in order to capture the many new opportunities.

"It is now time to take the next step and adjust our way of working to focus on these very clear growth areas," comments TeliaSonera President and CEO Anders Igel. "Our new organization is designed to achieve maximum leverage for profitable growth, and speed in the implementation of our strategy. With four focused international business areas we also create the necessary prerequisites to further achieve natural cross-border synergies. We believe the new focus will enable us to reach sales of around SEK 100 billion in two years with maintained good profitability."

Four Business Areas As of January 1, 2007, TeliaSonera will have four business areas: Mobility Services, Broadband Services, Integrated Enterprise Services and Eurasia.

These new business areas will focus on optimizing customer service and offerings within each respective sector and across borders. With total responsibility for the full business process within well-defined areas, the ability of each business-area management to make rapid decisions with complete power of execution is ensured. Customers will still meet one company, for example via common local web-sites, one customer service number and by usage of common customer information system. Prioritized areas with defined responsibilities will be converged and combined services and content services such as TV via broadband and TV in a mobile terminal.

The new focus is aimed at stimulating growth through clear responsibilities. Services will be developed closer to customers, competence across borders and units will be utilized more effectively and migration to new services will be speeded-up. Efficiency is improved by focusing on cross-border synergies in the international business areas, through faster and easier decision making, the separation of process and IT-support between mass market services and high value enterprise services as well as clearer target setting and benchmarking. Business Area Mobility Services The main focus of the business area is personal mobility for the consumer and enterprise mass markets. The target is to increase usage of mobile voice and data and thereby to more than compensate the effects of price changes. Products and services in focus include mobile voice & data services, mobile content, WLAN hotspots, mobile over broadband, mobile/PC convergence and Wireless Office.

Affected operations comprise the mobile businesses in Sweden, Finland, Norway, Denmark, Lithuania, Latvia, Estonia and Spain. In total the business area today has 13 million customers, sales of approximately SEK 40 billion and 7,000 employees.

The business area will be headed by Mr Kenneth Karlberg, currently President of TeliaSonera Norway, Denmark, the Baltic countries and Spain.

Business Area Broadband Services
The main focus of the business area is mass market services for connecting homes and offices and for home communications. The target is to exploit triple-play-offerings and to actively migrate customers over to new services. Despite the decline in fixed voice revenues, high growth in broadband is expected to create a small total growth over time.

The products and services in focus include broadband over copper, fiber and cable, IP-TV, Voice over IP, Home communications services, IP-VPN/Business internet, leased lines and traditional telephony. The business area operates the group common core network, including the data network of the international carrier business.

The business area comprises operations in Sweden, Finland, Norway, Denmark, Estonia, Lithuania and the international carrier operations as well as the associated company in Latvia. In total the business area today has 10 million customers, sales of approximately SEK 39 billion and 16,000 employees.

The business area will be headed by Mr Anders Bruse, currently President of TeliaSonera Sweden.

Business Area Integrated Enterprise Services The business area is responsible for all Nordic/Baltic commerce where TeliaSonera is engaged in managing the internal IT and telecom infrastructure of an enterprise. Based on such an engagement the business area also takes on responsibilities for the total telecommunications needs for an enterprise. The main target is to build a Nordic/Baltic market leadership in managed services, which includes acquisitions to build a critical mass and which over time will imply significant growth.

Customer offerings include networked IT services, voice & data solutions, systems integration and converging services as well as highly standardized solutions for the SME segment. Example of services are management of LAN, servers, work stations, IP PABXs and call centers, mobility and security solutions and horizontal standard applications, for example e-mail services. The business area will offer end-to-end management solutions with service guarantees.

In total the business area today has hundreds of customers, sales of approximately SEK 9 billion and 2,000 employees.

The business area will be headed by Mr Juho Lipsanen, currently President of TeliaSonera Finland.

Business Area Eurasia
The business area comprises the Fintur (74%) operations in Kazakhstan, Azerbaijan, Georgia and Moldova. The business area also is responsible for developing TeliaSonera's shareholdings in Russian MegaFon (44%) and Turkish Turkcell (37%). The main responsibility is to create shareholder value and to exploit penetration growth in each respective country. In total these operations have 70 million customers as of end of Q3 2006. The number of employees in the Fintur operations amounts to 2,000 with sales of SEK 8 billion.

The business area will be headed by Mr Erdal Durukan, currently President of TeliaSonera Eurasia.

The total net sales for TeliaSonera combining all business areas and including eliminations add up to approximately SEK 90 billion.

Staff and support functions Staff and support functions will be centralized for the entire Group and comprise Finance, Human Resources, Corporate Communications and Legal Affairs. The following Heads of staff and support functions are; Mr. Kim Ignatius, Executive Vice President and CFO, Mr. Rune Nyberg, Group Vice President, Head of Human Resources and Mr. Jan Henrik Ahrnell, Group Vice President, General Counsel. Head of Corporate Communications will be Ewa Lagerqvist (see separate release).

Reporting As a consequence of this new organization, TeliaSonera reporting from 1st January 2007 will be changed correspondingly. A new reporting structure will be applied for the first time for the Interim Report January-March 2007. More details on the new reporting structure and restated comparable figures are expected to be distributed in sufficient time prior to the Interim Report January-March 2007 which will be published on April 24, 2007.

Ongoing efficiency programs
The responsibility for on-going efficiency programs in Sweden, Finland and Denmark will be divided between the respective business areas. Efficiency targets are estimated not to be affected by the new organization, which is not expected to lead to any immediate redundancies. For this reason no immediate material restructuring costs are anticipated.

Press-and analyst conference
A Press-and Analyst Conference will be held today where Mr Anders Igel, President and CEO of TeliaSonera, will present the new organization and its main objectives. The new Heads of the Business Areas and the new Head of Corporate Communications will also be present at the press conference.

Date: Wednesday, November 15, 2006
Time: 13:30 (CET)
Place: TeliaSonera's Head Office, Sturegatan 1, Stockholm

Press identification card or similar is required to attend the press conference.

The press conference will be held in English and will be broadcasted live over the Internet at www.teliasonera.com/ir.

It will also be possible to call into the live press conference and participate in the Q&A session via a conference session. Please note that there might be a time lag of up to 30 seconds between the Internet broadcast and the conference call if you are simultaneously watching and calling in to the press conference.

Dial-in information
To ensure that you are connected to the conference call, please dial in a few minutes before the start of the press conference to register your attendance.

Dial-in number: (0)20-7162 0125 Participants should quote: TeliaSonera

You can also listen to the press conference on our web site until November 22, 2006: Replay number: (0)20-7031 4064 Access code: 72 76 70

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera
Press Office, (0)8-713 58 30